Shareholder Rebuttal to The TJX Companies, Inc. Opposition Statement
Regarding Executive Compensation & Diversity in Senior Level Management

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  The TJX Companies, Inc.
NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc. Funded Pension Plan
ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

TJX shareowners are encouraged to vote FOR resolution #4:

RESOLVED: Shareholders request that the Board’s Compensation Committee, when setting CEO compensation, include metrics regarding diversity among senior executives as one of the performance measures for the CEO under the Company’s annual and/or long-term incentive plans.  For the purposes of this proposal, “diversity” is defined as gender, racial, and ethnic diversity.

Overview
With the exception of Carol Meyrowitz who recently stepped down as CEO, all of the executive officers listed on the TJX website are male, and all executive officers appear to be caucasian.  Given that our Company website states that 77% of our global workforce is female and 55% are people of color, the Proponent believes that our Company management appropriately reflects neither our customer base, nor our employees. In the opinion of the Proponent, a predominantly white male executive team overseeing a diverse workforce and serving a diverse customer base creates obvious risk for shareholder value.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

The Proponent believes that the dearth of diversity in the executive team creates risk for the Company given our diverse customer base.
The Proponent acknowledges the value of Carol Meyrowitz as the founder and long-time leader of the Company, but is concerned about the loss in diversity now that she has stepped down from the lead role. Shareholders can reasonably assume that Ms. Meyrowitz’s day to day role in managing the company is diminished now that she is no longer CEO.  In the opinion of the Proponent, an all-white, primarily male executive team may not have the insight and perspective required, given our primarily female, diverse customer and employee bases. The Proponent believes that overconfidence, bolstered by a lack of adequate diversity in experiences and opinions, can lead to serious missteps, including missing trends that are important to our customers. Such missteps could lead to dilution of shareholder value. The current lack of diversity raises concerns that management may not be aware of needs and concerns of our customer base.

Greater diversity of gender, race, and ethnicity reduces shareholder risk and can increase profit.
In November 2015, a government review in the U.K. indicated that linking executive bonuses in the banking industry to the number of female hires in senior management could increase the representation of women in top roles in finance.  Furthermore, a recent article published on the Harvard Law School Forum on Corporate Governance and Financial Regulation stated that diversity “signals that women’s and minorities’ perspectives are important to the organization, and that the organization is committed to inclusion not only in principle but also in practice. Further, corporations with a commitment to diversity have access to a wider pool of talent and a broader mix of leadership skills than corporations that lack such a commitment.”

A 2014 Financial Times article (“The evidence is growing – there really is a business case for diversity” May 15, 2014) reports several pieces of evidence regarding the financial rewards of diversity which the Proponent finds compelling. In 2013, the Center for Talent Innovation found that “publicly traded companies with two-dimensional diversity [inherent diversity (such as race or gender) and acquired diversity (such as skill set)] were 45 per cent more likely than those without to have expanded market share in the past year and 70 per cent more likely to have captured a new market. When teams had one or more members who represented a target end-user, the entire team was as much as 158 per cent more likely to understand that target end-user and innovate accordingly.”

Even stronger evidence can be found in Deloitte’s 2012 report which reportedly found causation (not simply correlation) between diversity and business success. In its work, Deloitte reported an “80 per cent improvement in business performance when levels of diversity and inclusion were high.” Lastly, an American Sociological Association study corroborates this, “finding that for every 1 per cent rise in the rate of gender diversity and ethnic diversity in a workforce there is a 3 and 9 per cent rise in sales revenue, respectively.”

Conclusion:
The Proponent believes that the executive team overseeing the day-to-day operations of the firm needs to be full of diversity in order to ensure safe and profitable investment for all shareholders.  The Proponent is concerned that a primarily white male executive team,  rather than a more diverse leadership team, will be unable to successfully guide our Company towards further growth in brand name recognition, customer base, and shareholder value.

We urge you to vote “FOR” proxy item #4. Should you have any proposal-specific questions please feel free to contact us at mschwartzer@northstarasset.com.

NorthStar Asset Management, Inc.

Date: May 4, 2016

	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 4 following the instruction provided on the management’s proxy mailing.